

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Daniel S. Perotti
Chief Financial Officer
PennyMac Financial Services, Inc.
3043 Townsgate Road
Westlake Village, California 91361

PennyMac Financial Services, Inc.

>   **Re: PennyMac Financial Services, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed February 22, 2023**
>   **File No. 001-38727**

Dear Daniel S. Perotti:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance